SYMS CORP
One Syms Way
Secaucus, NJ 07094

May 5, 2011

VIA EDGAR

Edwin S. Kim, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Syms Corp.
Form 10-K for the Fiscal Year Ended February 27, 2010
Filed May 13, 2010
Current Report on Form 8-K
Filed June 24, 2009
File No. 001-08546

Dear Mr. Kim:

This letter is submitted on behalf of Syms Corp (the “Registrant” or the “Company”) in connection with the comment letter emailed by the Staff to the Registrant on April 21, 2011.  The Staff’s comments have been retyped below in italics, and are followed by our responses.  All page references are to the documents as filed by the Registrant with the Commission.

Form 10-K for the Fiscal Year Ended February 27, 2010

Management’s Discussion and Analysis, page 11

Results of Operations, page 13

Comment 1: We note your response to comment three of our letter dated February 23, 2011. We are unable to identify narrative draft disclosure regarding the extent to which you are in compliance with, for example, the fixed charge coverage ratio. Please revise your draft disclosure or advise.

Response: The Company’s Credit Agreement does not contain any financial ratios that must be maintained. However, the Credit Agreement sets forth financial conditions which must be fulfilled in order for the Company (i) to (a) acquire a controlling interest in another entity, all or substantially all of the assets of another entity or a business unit of another entity; (b) enter into a merger or consolidation having the same effect; or (c) acquire additional store locations from another entity; (ii) to purchase, redeem or otherwise acquire equity interests issued by it or (iii) to make a voluntary prepayment, repurchase, redemption or defeasance of indebtedness permitted by the Credit Agreement (other than indebtedness subordinated to the indebtedness under the Credit Agreement). These conditions require that:

Edwin S. Kim, Esq.

(i)	no default exists under the Credit Agreement,

(ii)	after giving effect to the contemplated transaction, Average Daily Availability1 for each month during the 12 months following such transaction be at least equal to 30% of the Loan Cap2; and

(iii)	the consolidated fixed charge coverage ratio, after giving pro forma effect to such transaction for the 12 months prior to such transaction be at least 1.2:1.0.

Significantly, the two financial measures referenced above (the fixed charge coverage ratio and the Average Daily Availability) both are calculated after giving effect to a proposed financial transaction. If, as was the case for both the year ended February 27, 2010 and the year ended February 26, 2011, no such proposed transaction had taken place, there is no way to calculate compliance with such ratios.

Because these metrics were only intended to be calculated in terms of a proposed transaction, we respectfully request that the Staff reconsider its request that the Company provide information regarding the calculation of those two metrics.  We believe that a calculation that does not reference the proposed transaction would be of little use to an investor (and hence would be immaterial), since the tests are only significant after the dollar amount of the proposed transaction is plugged-in.

The Company is prepared to provide additional information regarding the manner is which the conditions will be tested if one of the enumerated transactions is contemplated. We have set forth below the entire proposed draft disclosure (which will be updated in the 10-K to be filed in May 2011):

___________________________
1 "Average Daily Availability" is computed for each month as follows: (i) for each day during such month the excess of the Loan Cap at the close of business over the outstanding principal amount of the loans and letter of credit obligations at the close of business is determined, (ii) the sum of the figures resulting from the computations in clause (i) is determined and (iii) such sum is divided by the number of days in such month.

2 The "Loan Cap" for each day is an amount equal to the lesser of $75,000,000 and the Borrowing Base (as described above) for such day, plus, in each case, the outstanding principal amount of the term loan for such day.

Edwin S. Kim, Esq.

“The Company has entered into a Credit Agreement, dated August 27, 2009 and amended as of January 7, 2011 and March 8, 2011, among Syms Corp., as Lead Borrower, the other Borrowers named therein, the guarantors named therein, the lenders party thereto and Bank of America, N.A., as Administrative Agent and Collateral Agent. Availability thereunder is based on a borrowing base consisting generally of certain inventory, credit card receivables, mortgaged real estate and cash collateral (the “Borrowing Base”).  In addition, Syms Corp. and the other Borrower (collectively, the “Borrowers”) are subject to certain negative covenants customary for credit facilities of this size, type and purpose.  These covenants restrict or limit, among other things, their ability to incur additional indebtedness, grant liens on their assets, dispose of assets, make acquisitions and investments, merge, dissolve or consolidate and pay dividends, redeem equity and make other restricted payments.

The Credit Agreement sets forth financial conditions which must be fulfilled in order for a Borrower (i) to (a) acquire a controlling interest in another entity, all or substantially all of the assets of another entity or a business unit of another entity; (b) enter into a merger or consolidation having the same effect; or (c) acquire additional store locations from another entity; (ii) to purchase, redeem or otherwise acquire equity interests issued by it or (iii) to make a voluntary prepayment, repurchase, redemption or defeasance of indebtedness permitted by the Credit Agreement (other than indebtedness subordinated to the indebtedness under the Credit Agreement). These conditions require that:

(i)	no default exists under the Credit Agreement,

(ii)	after giving effect to the contemplated transaction, Average Daily Availability for each month during the 12 months following such transaction be at least equal to 30% of the Loan Cap; and

(iii)	the consolidated fixed charge coverage ratio, after giving pro forma effect to such transaction for the 12 months prior to such transaction be at least 1.2:1.0.

"Average Daily Availability" is computed for each month as follows: (a) for each day during such month the excess of the Loan Cap at the close of business over the outstanding principal amount of the loans and letter of credit obligations at the close of business is determined, (b) the sum of the figures resulting from the computations in clause (a) is determined and (c) such sum is divided by the number of days in such month. The "Loan Cap" for each day is an amount equal to the lesser of $75,000,000 and the Borrowing Base (as described above) for such day, plus, in each case, the outstanding principal amount of the term loan for such day. Determination of whether the second or third condition described above is satisfied requires the Company to give effect to the contemplated transaction. Thus, unless and until a specific transaction is proposed, no calculation is required or can be made with respect to these conditions. No transactions giving rise to this calculation occurred during the fiscal year ended February 27, 2010.

Edwin S. Kim, Esq.

In addition, the restriction on indebtedness provides for an availability of up to $5,000,000 at any time outstanding for indebtedness incurred to acquire fixed or capital assets, as well as customary carve-outs for existing debt, intercompany debt, guaranties in favor of suppliers and the like.  As of February 27, 2010, the Borrowers have no such indebtedness outstanding.

The Credit Agreement contains a financial covenant which requires that the Borrowers maintain at all times unutilized borrowing capacity under the Credit Agreement in an amount of not less than 12.5% of the Borrowing Base described above (or $9.375 million, whichever is less). As of February 27, 2010, the Borrowing Base was $53.8 million, which means that the Company was required to maintain unutilized borrowing capacity of not less than $6.7 as of February 27, 2010.”

Definitive Proxy Statement Filed June 1, 2010

Executive Compensation, page 9

Comment 2: We note your response to comment 12 of our letter dated February 23, 2011, and we reissue it. It is unclear from the draft disclosure whether your compensation decisions no longer include comparisons to “the Company’s competitors” or “retailers of relatively comparable size and orientation.” If the compensation process does involve such considerations, it is unclear on what basis you may have determined that they are immaterial. Please revise your draft disclosure or advise.

Response: The only instance in the past three years when the Company’s compensation decisions included comparisons to competitors or “retailers of relatively comparable size and orientation” occurred shortly after the Company’s acquisition of Filene’s Basement. At that time, the Company did consider third-party data, but solely for the purpose of analyzing compensation at the store manager level. None of the Company’s store managers are executive officers of the Company.  As a result, we have revised the draft disclosure to be more unequivocal, as follows:

“We did not utilize benchmarking compensation packages with other retailers to analyze the compensation of our executive officers during the past fiscal year.  In setting compensation for our executive officers, we have traditionally focused upon (i) the current compensation of the employee, (ii) past compensation for the employee and for other individuals in the same role or similar roles at the Company and (iii) the Company’s operating results.”

Comment 3: We note your response to comment 13 of our letter dated February 23, 2011, and we reissue it in part. The substance of the last paragraph includes information that is responsive to the comment and appropriate for disclosure in the proxy statement. Please confirm that you will provide similarly responsive disclosure of the compensation committee and full board interaction in future proxy materials. Please provide draft disclosure to the extent practicable. For example, it is unclear if, as a result of Sy Syms’s death, Ms. Syms and the few board members will continue to act as the compensation committee or if Ms. Syms is involved with and votes on issues related to her own compensation.

Edwin S. Kim, Esq.

Response: The Registrant confirms that it will provide similarly responsive disclosure of the compensation committee and full board interaction in future proxy materials. A draft disclosure (which will be updated in the 10-K to be filed in May 2011) relating to this issue follows:

“Historically, the Compensation Committee of the Board consisted of Sy Syms and Marcy Syms. Upon the death of Sy Syms, independent director Bernard Tenenbaum was named to replace Sy Syms on the Compensation Committee. Since the two members of the Compensation Committee often solicit the views of the other Board members on compensation matters, the Compensation Committee typically conducts its meetings in tandem with the meetings of the full Board. After a discussion ensues, Mr. Tenenbaum, on behalf of the Compensation Committee, makes a recommendation with respect to Marcy Syms’ compensation and then the full Board votes on that compensation. Ms. Syms does not vote on her compensation at either the Committee or Board level. There has been no increase in Marcy Syms’ compensation for several years; her compensation for the year ended February 27, 2010 and February 28. 2009 was, in both instances, less than the compensation for the immediately preceding year   If the Compensation Committee or the Board were considering an increase in her compensation, it is anticipated that Marcy Syms would communicate her views on the issue and then absent herself during the deliberations regarding that topic.”

Form 8-K filed June 24, 2009

Comment 4: We reviewed your response to our prior comment 15, noting your statement that the preparation of Filene’s financial statements was “nearing completion” as of April 1, 2011. Please tell us when such financial statements will be filed. We may have further comments upon review of such financial statements.

Response: We repeatedly request updates from the accounting firm that is preparing the Filene’s financial statements. We contacted that firm as recently as May 4, 2011. We were advised on May 4, 2011 that that firm continues to work on the financial statements, that the financial statements are near completion but that the financial statements are not yet completed. The Company will diligently continue its efforts to obtain those financial statements.

*****

Edwin S. Kim, Esq.

Syms Corp hereby acknowledges that:

•	Syms Corp is responsible for the adequacy and accuracy of the disclosure in the filings referenced in this letter;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings referenced in this letter; and

•	Syms Corp may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning this letter, please do not hesitate to call the undersigned (at 201-902-9600, ext. 645), Laura Brandt of Syms Corp. (at 201-271-3659) or Peter H. Ehrenberg of Lowenstein Sandler PC (at 973-597-2350).

Very truly yours,

SYMS CORP

By: /s/ Seth Udasin
Name: Seth Udasin
Title: Chief Financial Officer

cc:	Securities and Exchange Commission
James Lopez, Esq.
Mr. Raj Rajan
Mr. Brian Bhandari

Syms Corp
Laura Brandt, Esq.

Lowenstein Sandler
Peter H. Ehrenberg, Esq.